HIMALAYA SHIPPING LTD.

S.E. Pearman Bldg., 2nd floor
 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
+1 (441) 542-4577

March 30, 2023

Via EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546
Attn: Lily Dang, Mark Wojciechowski, Michael Purcell, and Laura Nicholson

RE:
Himalaya Shipping Ltd. (CIK No. 0001959455)
Registration Statement on Form F-1
File No. 333-270337

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), Himalaya Shipping Ltd. (the “Company” or “we”) hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-270337) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Act at 3:00 p.m., Washington D.C. time, on March 30, 2023, or as soon as practicable thereafter, or at such later time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We request that we be notified of such effectiveness by a telephone call to James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 (20) 7519 7183 or +1 (212) 735 3000 and that such effectiveness also be confirmed in writing.

We understand that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Himalaya Shipping Ltd.

By:	/s/ Vidar Hasund
Name: Vidar Hasund
Title: Contracted Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
James McDonald

White & Case LLP
John R. Vetterli and Jessica Chen